Via Facsimile and U.S. Mail
Mail Stop 6010

July 3, 2007

Michael O'Reilly
Vice Chairman and Chief Financial Officer
The Chubb Corporation
15 Mountain View Road, P.O. Box 1615
Warren, New Jersey   07061-1615

Re: **The Chubb Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on February 28, 2007
        File No. 001-8661

Dear Mr. O'Reilly:

        We have reviewed your filing and have the following comments. We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. You refer to an outside actuarial consultant on page 45. This reference suggests that you are placing reliance on the consultant, which the staff believes requires that the firm's name be included in the '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the actuarial consultant must be provided in the '33 Act registration statement. Please advise.

Contractual Obligations and Off-Balance Sheet Agreements, page 57

2. Please provide us in disclosure-type format a revised table that includes the estimated claims and claim related payments gross of the effect of estimated amounts for reinsurance recoverable. Disclosure of the reinsurance recoverable may be made in the notes to the table, in a separate table or otherwise to inform investors of the amount of expected cash inflows. Furthermore, please include the company's commitments to fund limited partnership investments as it would appear that these liabilities represent future legal obligations of the Company and are material in the aggregate. Due to the significant nature of these liabilities to the company's business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Joel Parker, Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant